Exhibit 2.1

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This Amendment to the Agreement and Plan of Merger, dated as of August 26, 2021 (the “Amendment”), is made by and among Rhodium BA Holdings LLC, a Delaware limited liability company (“Buyer”), Rhodium BA Merger Sub, Inc., a Maryland corporation (“Merger Sub”), Mark Silber, Sunnyside Bancorp, Inc., a Maryland corporation (“Company”) and Sunnyside Federal Savings and Loan Association of Irvington (“Bank”). All capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, Buyer, Merger Sub, Mark Silber, Company and Bank are parties to that certain Agreement and Plan of Merger, dated as of June 16, 2021 (the “Agreement”); and

WHEREAS, the parties to the Agreement desire to amend the Agreement as set forth herein; and

WHEREAS, concurrently with the execution of this Amendment, the parties have amended the escrow agreement such that the disbursement of the Reverse Break-Up Fee only requires the good faith determination by the Company of the fulfillment of the conditions contained in Section 8.03(a) of the Agreement without concurrence by Silber or Buyer.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Amendment to Section 2.01(c). Section 2.01(c) is hereby replaced in its entirety with the following: “(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(b) above) shall be automatically converted into the right to receive, in each case without interest: $20.25 in cash (the “Merger Consideration”). The Merger Consideration multiplied by the aggregate number of outstanding shares of Company Common Stock shall be referred to herein as the “Aggregate Merger Consideration.”

2. Amendment to Section 6.08. The title of Section 6.08 is amended to read in its entirety as follows: “No Solicitation by Company.”

3. Amendment to Section 6.08(a). The phrase “Subject to Section 6.08(b),” is deleted from the beginning of Section 6.08(a).

4. Amendment to Section 6.08(b). Section 6.08(b) is hereby replaced in its entirety with the following: “(b) [Reserved].”

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5. Amendment to Section 6.08(d). Section 6.08(d) is hereby replaced in its entirety with the following: “(d) Subject to Section 6.08(e), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, change, qualify, amend or modify, or publicly propose to withdraw, change, qualify, amend or modify, in a manner adverse in any respect to the interest of Buyer, in connection with the transactions contemplated by this Agreement (including the Merger), or take any other action or make any other public statement inconsistent with, the Company Recommendation, fail to reaffirm the Company Recommendation within five (5) Business Days following a request by Buyer, or make any public statement, filing or release inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve, recommend or endorse, or publicly propose to approve, recommend or endorse, any Acquisition Proposal; (iii) submit this Agreement to Company’s shareholders for approval without recommendation; (each of (i), (ii) or (iii) a “Company Subsequent Determination”); or (iv) enter into (or cause Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction or (B) requiring Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.”

6. Amendment to Section 6.08(e). Section 6.08(e) is hereby replaced in its entirety with the following: “(e) Notwithstanding Section 6.04 and Section 6.08(d), prior to the date of the Company Meeting, the Company Board may make a Company Subsequent Determination (although the Company Subsequent Determination will have no effect on any previously adopted resolutions of the Company Board except as expressly permitted by this paragraph) after the fifth (5th) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Company advising Buyer that the Company Board has determined reasonably and in good faith, after consultation with and considering the advice of its outside legal counsel and its financial advisor, that a bona fide unsolicited written Acquisition Proposal that it received after the date of this Agreement (that did not result from a breach of this Section 6.08) constitutes a Superior Proposal if, but only if, (i) the Company Board has determined reasonably and in good faith, after consultation with and having considered the advice of outside legal counsel, that because of the existence of such Superior Proposal the failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable Law (it being understood that the initial determination under this clause (i) will not be considered a Company Subsequent Determination), (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), Company and the Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms, if any, as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Company Board has again reasonably and in good faith, after consultation with and considering the advice of its outside legal counsel and its financial advisor, made the determination (A) in clause (i) of this Section 6.08(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 6.08(e), except that the Notice Period shall be reduced to three (3) Business Days. Any Notice of Superior Proposal shall include a reasonably detailed description of the Acquisition Proposal subject thereto, including the latest material terms and conditions and the identity of the third party in such Acquisition Proposal (including an unredacted copy of all proposed agreements and other documents with respect to such Acquisition Proposal) or any amendment or supplement thereto.”

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7. Addition of Section 6.24. The following language is added as new Section 6.24: “Litigation Support. Notwithstanding any other statement herein to the contrary, Buyer agrees to indemnify Company and its officers and directors (“Covered Parties”) with respect to any out of pocket litigation costs and expenses up to $1,000,000 (including amounts paid in settlement with the prior approval of Buyer, which shall not be unreasonably withheld, delayed or conditioned) with respect to any litigation related to the Merger brought by any stockholder, any Person from which the Company has received an Acquisition Proposal after June 16, 2021 and on or before August 26, 2021, or any representative thereof. In this regard, subject to the terms of this Section 6.24, Buyer shall pay the Covered Parties’ reasonable legal fees with respect to this matter as they are invoiced. Notwithstanding any other statement herein to the contrary, (a) Company will be obligated to (i) promptly submit any such claims to its D&O insurance carrier for coverage under its D&O liability policy (the “Policy”), (ii) comply in all material respects with all requirements of the Policy, and (iii) use its commercially reasonable best efforts to preserve and secure coverage under the Policy; (b) Buyer’s obligation to reimburse such costs is limited to costs and expenses not actually paid by the D&O insurance carrier; and (c) Buyer shall be entitled to reimbursement of any costs and expenses it pays (i) to the extent they are subsequently reimbursed by the D&O insurance carrier, or (ii) if this Agreement is terminated by Buyer pursuant to Section 8.01(d) or 8.01(e) or by any party for any other reason pursuant to which the Company is obligated to pay Buyer a Break-Up Fee in accordance with Section 8.02(a).

Buyer’s obligations under this section shall commence on the date of this Amendment and shall remain in effect regardless of whether the Merger is effected, provided, however that if this Agreement is terminated by Buyer pursuant to Section 8.01(d) or 8.01(e) or by any party for any other reason pursuant to which the Company is obligated to pay Buyer a Break-Up Fee in accordance with Section 8.02(a), Buyer’s obligations under this Section shall terminate and the Company shall be obligated to reimburse the Buyer of any costs and expenses it previously paid pursuant to this Section.”

8. Amendment to Section 8.01(g). Section 8.01(g) is hereby replaced in its entirety with the following: “(g) Company Failure to Recommend, Etc. In addition to and not in limitation of Buyer’s termination rights under Section 8.01(e), by Buyer prior to the Requisite Company Shareholder Approval being obtained but following the Company Meeting if (i) there shall have been a material breach of Section 6.08; or (ii) the Company Board (or any committee thereof) (A) makes a Company Subsequent Determination, or (B) materially breaches its obligations to call, give notice of and commence the Company Meeting, or adjourn or postpone the Company Meeting, in accordance with the provisions of Section 6.04, and such breach shall not have been cured on or before the expiration of the fifth (5th) Business Day after the occurrence of such breach.

9. Amendment to Section 8.01(h). Section 8.01(h) is hereby replaced in its entirety with the following: “(h) [Reserved].”

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10. Amendment to Section 8.02(a). Section 8.02(a) is replaced in its entirety with the following: “(a) In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, Company shall pay to Buyer a break-up fee equal to $615,000 (“Break-Up Fee”), by wire transfer of immediately available funds to an account specified by Buyer in the event of any of the following: (i) (A) Buyer terminates this Agreement pursuant to Section 8.01(g) or (B) Company terminates this Agreement in the period following a Company Subsequent Determination but before the Company Meeting, Company shall pay Buyer the Break-Up Fee within two (2) Business Days after receipt of Buyer’s notification of such termination; and (ii) after the date of this Agreement and prior to the termination of this Agreement (or prior to the Company Meeting in the case of a termination pursuant to Section 8.01(c)), an Acquisition Proposal shall have been made known to the Company Board or senior management of Company or has been made directly to its shareholders generally (and not withdrawn) or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Company and (A) thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 8.01(c) or Section 8.01(f) (without the Requisite Company Shareholder Approval having been obtained) or if this Agreement is terminated by Buyer pursuant to Section 8.01(e) as a result of willful and intentional breach of a covenant by Company, and (B) prior to the date that is twelve (12) months after the date of such termination, Company enters into any agreement to consummate, or consummates, an Acquisition Transaction (whether or not the same Acquisition Transaction which was the subject of the foregoing Acquisition Proposal)), then Company shall, on the earlier of the date it enters into such agreement or the date of consummation of such transaction, pay Buyer the Break-Up Fee, provided, that for purposes of this Section 8.02(a), all references in the definition of Acquisition Transaction to “20%” shall instead refer to “50%”.”

11. Amendment to Section 8.03(a). Section 8.03(a) is replaced in its entirety with the following: “If this Agreement is terminated pursuant to (i) Section 8.01(b) (which is not primarily due to a material breach of a representation, warranty, covenant or agreement by Company or Bank) (ii) Section 8.01(f) (which is not primarily due to a material breach of a representation, warranty, covenant or agreement by Company or Bank) or (iii) pursuant to Section 8.01(j), Buyer or Mark Silber shall pay to Company a break-up fee equal to $1,500,000 (“Reverse Break-Up Fee”), by wire transfer of immediately available funds to an account specified by Company. Buyer or Silber shall pay Company the Reverse Break-Up Fee within two (2) Business Days after receipt of Company’s notification of such termination; provided, however, the Reverse Break-Up Fee shall not be payable if a Company Subsequent Determination has been made and, thereafter, the Company terminates the Agreement prior to the Company Meeting. If in the case of Section (i) or (ii) above, the failure to obtain regulatory approval is primarily due to a material breach of a representation, warranty, covenant or agreement by Company or Bank, then the amount of the Reverse Break-Up Fee held in escrow shall be returned to Mr. Silber.

12. Addition to Section 9.01. The following language is added to Section 9.01: (a) “Covered Parties” has the meaning set forth in Section 6.24.”; and (b) “Policy” has the meaning set forth in Section 6.24.”

13. Amendment to Material Adverse Effect Definition in Section 9.01. The Material Adverse Effect definition in Section 9.01 is hereby amended to add the following language after clause (H): “or (I) pending or threatened litigation from any stockholder, any Person from which the Company has received an Acquisition Proposal after June 16, 2021 and on or before August 26, 2021, or any representative thereof.”

14. Amendment to Section 10.01. Section 10.01 is replaced in its entirety with the following: “No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 10.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 6.09 and Section 6.24 of this Agreement.

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15. Termination of Discussions and Negotiations. Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal; provided, however that nothing herein shall prohibit the Company from, to the extent permitted under Section 6.08(a) hereof, receiving communications from Persons making or purporting to make an Acquisition Proposal, and informing such Persons that the Company is not permitted to pursue negotiations under the terms of this Agreement. Company shall use its commercially reasonable best efforts, subject to applicable Law, to, within ten (10) Business Days after the date hereof, request and confirm the return or destruction of any confidential information provided to any Person (other than Buyer and its Affiliates and its and their representatives) pursuant to any existing confidentiality, standstill or similar agreements to which it or any of its Subsidiaries is a party relating to an Acquisition Proposal.

16. No Further Amendments. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.

17. Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby.

18. Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

19. Severability. Whenever possible, each provision or portion of any provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Amendment is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Amendment shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

20. Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment or the transactions contemplated hereby shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof.

21. Headings. The headings used in this Amendment are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Amendment.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

RHODIUM BA HOLDINGS LLC

By:	/s/ Mark Silber
Mark Silber
Managing Member

RHODIUM BA MERGER SUB, INC.

By:	/s/ Mark Silber
Mark Silber
Chairman

MARK SILBER

By:	/s/ Mark Silber

SUNNYSIDE BANCORP, INC.

By:	/s/ Timothy D. Sullivan
Timothy D. Sullivan
President and Chief Executive Officer

SUNNYSIDE FEDERAL SAVINGS AND
LOAN ASSOCIATION OF IRVINGTON

By:	/s/ Timothy D. Sullivan
Timothy D. Sullivan
President and Chief Executive Officer

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